

May 22, 2013

Via E-mail
William P. Hornby
Chief Financial Officer and Treasurer
Century Bancorp, Inc.
400 Mystic Avenue
Medford, MA 02155

> **Re:** **Century Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 0-15752**

Dear Mr. Hornby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A Controls and Procedures, page 9

1. We note your disclosure here and in your March 31, 2013 Form 10-Q, that the principal executive and financial officers have concluded that the Company's disclosure controls and procedures "effectively ensure" that information required to be disclosed in the company's filings…is accumulated and reported to company management…." Please revise your future filings to clearly state whether your disclosure controls procedures are "effective" or "not effective."

2. We note your disclosure that the Company has reviewed its internal control over financial reporting ("ICFR") and there have been no significant changes in its ICFR or in other factors that could significantly affect its ICFR. Please confirm to us that there were no changes that occurred *during the fourth fiscal quarter that have materially affected, or*

are reasonably likely to materially affect, your internal control over financial reporting. Revise your future filings accordingly. Refer to Item 308(c) of Regulation S-K.

Critical Accounting Policies

Impaired Investment Securities, page 17

3. We note your disclosure that it is "not likely" that the Company will be required to sell its debt securities with an unrealized loss before the anticipated recovery of their remaining amortized cost, which you use to support your assertion that no other than temporary impairment should be recorded in your financial statements. Please revise your disclosure here and elsewhere in your filing, to state, consistent with the accounting literature, that it is not "more likely than not" that you will be required to sell these investments.

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Polices

Loans, page 44

4. We note your disclosure that loans are charged-off when management believes that the collectability of the loan's principal is not probable. Please tell us and revise your future filings to disclose the specific factors that management considers when making this determination.

5. In addition to the above, clarify for us, and revise your future filings to disclose, your charge-off policy with respect to collateral dependent loans. Explain whether you record a charge-off when the collateral value of the loan is less than its carrying value or if you record a specific valuation allowance for this difference.

Revision of EPS Presentation, page 49

6. Please tell us how you determined the revisions to basic and diluted EPS were not material to any previously filed financial statements. We note the quantitative impact appears to be material.

7. In addition to the above, please provide us with a reconciliation of basic and diluted EPS as previously reported for December 31, 2010 and December 31, 2011, as we could not locate this information in your December 31, 2011 10-K.

<u>Note 9- Fair Value Measurements, page 66</u>

8. Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant